Exhibit 99.103

Amaya Posts Record Annual and Fourth Quarter Results for 2014

MONTREAL, March 31, 2015 /CNW/ - Amaya Inc. (“Amaya” or the “Corporation”) (TSX: AYA) today reported record financial results for the three and twelve month periods ended December 31, 2014, driven by growth in its core B2C poker business. The Corporation also provided its 2015 financial guidance. All dollar ($) figures are in Canadian dollars unless otherwise noted.

Key performance highlights for Q4 2014 include:

•	Revenues of $369 million compared to $37 million in Q4 2013;

•	Adjusted net earnings[1] of $86 million compared to $5 million in Q4 2013;

•	Diluted adjusted net earnings[1] per share of 42 cents compared to 5 cents in Q4 2013;

•	Adjusted EBITDA[2] of $155 million compared to $17 million in Q4 2013; and

•	Cash flow from operating activities of $56 million compared to $3 million in Q4 2013.

[1]	Adjusted net earnings (loss), and adjusted net earnings (loss) per basic and diluted share, as defined by the Corporation means net earnings (loss) from continuing operations before interest accretion, amortization of Intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, foreign exchange, and other non-recurring costs. Adjusted Net Earnings (loss) is a non-IFRS measure. Reconciliation to Net Income from continuing operations is included in this release.
[2]	Adjusted EBITDA as defined by the Corporation means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs. Adjusted EBITDA is a non-IFRS measure. Reconciliation to Net Income from continuing operations is included in this release.

“We completed our transformation into an online consumer technology leader in 2014 with the successful integration of PokerStars and Full Tilt into Amaya,” said Amaya’s Chairman and CEO, David Baazov. “The strength and vitality of the platforms supported strong growth and innovation, highlighted by the launch of Spin & Go’s on PokerStars, and delivered strong customer growth, with more than two million new customers registered during the fourth quarter. Additionally, we continued to expand our casino offerings, while making investments in IT and R&D to prepare for geographic and product growth.

“Thus far in 2015, we have introduced initiatives to grow the poker sector in key European markets, including the UK, as well as in Asia. PokerStars intends to continue to grow its core poker business through geographic expansion, new and innovative marketing campaigns, including exciting global celebrity endorsements and promotions, and continued innovation in games and technology to improve the consumer experience and attract new players to the game and our other offerings.

“Additionally, we have further developed our casino offering through the introduction of live dealer games and table games on mobile, with slots anticipated to roll out on PokerStars through the first half of 2015. Thus far, we have seen cross-sell rates and revenue yields above our expectations, with a significant majority of the casino spend coming from new deposits to the platforms. We anticipate the launch of sports betting in certain markets in the coming days with an expansion across the network to take place through the first half of 2015.

“Going forward, Amaya intends to acquire new customers and gain online gaming market share through the continued expansion of the B2C business in other verticals, including sportsbetting, casino, social gaming and daily fantasy sports, which we expect will supplement our current growth plans for our core poker business. Amaya currently anticipates executing on this strategic direction through both organic development and strategic M&A.

“As our B2C business is Amaya’s core growth platform, we have initiated a process to identify opportunities to divest our B2B assets, with the aim of facilitating their future growth and maximizing value for Amaya shareholders. Our recent announcements about the planned divestiture of Cadillac Jack and spinoff of Diamond Game is in line with this strategy, and we anticipate providing updates on plans for our other B2B assets in the near future.

“Finally, to further our position as a leading global, online consumer technology company, we recently applied to list our common shares on the Nasdaq Global Select Market, and currently anticipate providing an update on the status of such application in the near future.”

FINANCIAL HIGHLIGHTS

FOR THE THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31 $000’S EXCEPT PER SHARE FIGURES	Q4 2014	Q4 2013	FY 2014	FY 2013
Revenues	368,638	37,083	688,222	145,892
Adjusted EBITDA	154,658	16,688	292,735	62,651
Adjusted EBITDA margin (as % of revenue)	42%	45%	43%	43%
Net earnings (loss) from continuing operations	(7,545)	(523)	57,188	(4,765)
Adjusted net earnings	85,741	11,128	145,021	22,833
Net earnings (loss)	(26,666)	(6,824)	(7,529)	(29,173)
Cash flows from operating activities	55,763	3,043	190,658	(60)
Basic adjusted net earnings per share	$0.65	0.13	1.09	0.26
Diluted adjusted net earnings per share	$0.42	0.12	0.70	0.25

FINANCIAL RESULTS

Revenue for the three-month period ended December 31, 2014 was $368.64 million as compared to $37.08 million for the comparable prior year period. This increase is primarily attributable to (i) consolidating B2C revenue, primarily generated by PokerStars, with B2B revenue and (ii) consolidating Diamond Game revenue, partially offset by significant finance lease revenue earned during 2013. Revenue for the year ended December 31, 2014 was $688.22 million as compared to $145.89 million for the year ended December 31, 2013. This increase is primarily attributable to (i) consolidating B2C revenue, primarily generated by PokerStars, with B2B revenue, and (ii) consolidating Diamond Game revenue, partially offset by (a) significant finance lease revenue earned during 2013, (b) WagerLogic hosted casino revenue earned during 2013 and (c) significant upfront software licensing fees earned during 2013.

Sales and marketing expenses increased from $2.84 million for the three-month period ended December 31, 2013 to $62.96 million for the three-month period ended December 31, 2014, and increased from $13.73 million for the year ended December 31, 2013 to $101.49 million for the year ended December 31, 2014. The increase in both periods was primarily the result of advertising expenses incurred by the B2C business during such periods.

General and administrative expenses increased from $29.69 million for the three-month period ended December 31, 2013 to $207.69 million for the three-month period ended December 31, 2014, and increased from $109.55 million for the year ended December 31, 2013, to $430.10 million for the year ended December 31, 2014. The increase in both periods was primarily the result of (i) a growing employee base due to the acquisitions of Diamond Game and Rational Group, (ii) gaming duty and processing costs incurred by the B2C business in connection with generating B2C revenues, (iii) impairments and losses on B2B redundant assets and (iv) increased amortization of purchase price allocated intangibles. During these periods, the Corporation determined that a number of B2B-related intangible and tangible assets are redundant to its core operations, which is its B2C business. Impairment losses of approximately $6.13 million and a loss on disposal of assets of approximately $1.40 million were recognized in the fourth quarter of 2014, while impairment losses of approximately $15.17 million and a loss on disposal of assets of approximately $5.76 million were recognized in the year ended December 31, 2014.

Financial expenses increased from $6.16 million for the three month period ended December 31, 2013 to $72.92 million for the three month period ended December 31, 2014, and increased from $20.53 million for the year ended December 31, 2013 to $98.57 million for the year ended December 31, 2014. The increase in both periods was primarily the result of interest on debt during such periods.

Acquisition related expenses increased from $1.33 million for the year ended December 31, 2013 to $22.39 million for the year ended December 31, 2014. This increase was primarily the result of an increase in underwriter fees and professional fees incurred in connection with the acquisitions of Diamond Game and Rational Group during the year ended December 31, 2014.

Current income taxes decreased from $10.0 million for the year ended December 31, 2013 to $8.64 million for the year ended December 31, 2014. This decrease was primarily the result of to the Corporation being less taxable in a number of tax jurisdictions in which it operates.

For the three month period ended December 31, 2014, the Corporation recognized deferred income tax expense of $26.33 million as compared to recognized deferred income tax expense of $2.86 million for the comparable prior year period. This increase was primarily attributable to movements in the valuation allowance in respect of deferred tax assets during the year.

2014 RESULTS VS FINANCIAL GUIDANCE

•	On November 10, 2014, Amaya affirmed its previously announced guidance for the full year 2014 for revenue of $669 to $715 million and Adjusted EBITDA of $265 to $285 million, with results expected at the high end of the range. Actual full year 2014 revenues were $688.2 million and Adjusted EBITDA of $292.7 million

2015 FULL YEAR FINANCIAL GUIDANCE

•	Revenues of $1.620 billion to $1.740 billion. Assumptions include:

•	USD/CAD exchange rate of 1.26, as at close on March 27, 2015

•	A full year of revenues from both Amaya’s B2C business (~90% of revenues) and B2B business (~10% of revenues)

•	Growth in revenues driven by an increase in B2C poker, casino and sportsbook business revenues

•	Adjusted EBITDA of $670 million to $715 million. Assumptions include:

•	USD/CAD exchange rate of 1.26, as at close on March 27, 2015

•	A full year of Adjusted EBITDA from both the B2C business (~90% of Adjusted EBITDA) and B2B business (~10% of Adjusted EBITDA)

•	Growth driven by B2C casino, sportsbook and the core poker business, offsetting:

•	approximately $45 million in new Value Added Taxes (VAT) and UK point of consumption (POC) taxes on the core poker business (net of VAT and POC on casino and sportsbook)

•	an impact from the reduction in purchasing power of global depositing currencies relative to US dollar-denominated games

•	Pro Forma Adjusted Net Earnings[3] of $367 million to $415 million (or $1.77 to $2.00 per diluted share)

•	An Adjusted Net Leverage Ratio[4] of 4.0 to 4.5 at December 31, 2015

[3]	Pro Forma Adjusted Net Earnings is a non-IFRS measure and is pro forma as if the divestiture of the entire B2B business occurred at December 31, 2014
[4]	Adjusted Net leverage Ratio is a non-IFRS measure defined as Adjusted Net Debt/ Adjusted EBITDA. Adjusted Net Debt means total financial leverage minus cash (with cash including funds in excess of working capital requirements set aside for the deferred payment, as outlined in the Restricted Cash note in the Corporation’s 2014 Financial Statements), and after giving effect to the anticipated divestitures of our B2B assets. This does not assume potential cash from the exercise of warrants with maturity dates extending beyond 2015.

Q4 AND SUBSEQUENT HIGHLIGHTS

Operational Highlights

•	On November 21, 2014, PokerStars announced that, following the successful launch of casino table games in Spain, it planned to launch casino games and sportsbetting in select jurisdictions serviced by the global ..com network. In the fourth quarter, PokerStars completed the rollout of the table games blackjack and roulette on the PokerStars 7 (PS7) downloadable client, which recently became the mandatory download for customers. In the first quarter of 2015, PokerStars bolstered its offering through the introduction of Live Dealer casino games on the client. PokerStars also began the rollout of casino games on its mobile applications in certain jurisdictions. The launch of online slots is anticipated to occur in the first half of 2015. Additionally, a web casino version is planned for 2015.

•	The Corporation anticipates PokerStars will launch its beta version of its sportsbetting product, available both on the web and in the PS7 client, in certain jurisdictions in the near future, with rollout to other markets across the .com network through the next two quarters of 2015. The company anticipates launching sportsbetting on mobile in 2015 as well.

•	On March 20, 2015, Amaya announced that it had received licenses from the UK Gambling Commission for PokerStars and Full Tilt to operate online poker and other gaming within the United Kingdom. The Corporation believes these licenses illustrate the strength of our platforms, our regulatory approach, and our commitment to integrity, security, and consumer protection. PokerStars now holds licenses from a dozen European jurisdictions.

•	PokerStars opened its newest branded PokerStars LIVE poker room at the City of Dreams Manila casino in the Philippines.

•	PokerStars announced the signing of its first Team Pros from India and Japan, highlighting the ongoing growth of poker around the world. Aditya Agarwal is the first Indian Team Pro while Kosei Ichinose is the first Japanese Team Pro.

•	PokerStars.net announced the sponsorship of Japanese model and actress Yuiko Matsukawa as a new celebrity brand ambassador. Matsukawa will join a roster of PokerStars sponsored celebrities including Spanish tennis superstar Rafael Nadal, Brazilian soccer legend Ronaldo, and number one poker professional Daniel Negreanu.

•	PokerStars launched its official Twitch channel and announced the signing of popular poker professional Jason Somerville to Team PokerStars Pro. Somerville has parlayed his poker passion into a successful Twitch feed, with more than 3 million unique viewers who watch Somerville’s real-time play, commentary and strategic advice on the popular video platform and game community. In his new role as a Team PokerStars Pro, Somerville recently launched Run it UP! Season 3, which can be viewed on the PokerStars Twitch channel. This marked the launch of the PokerStars Twitch channel, which will host a wide variety of entertaining and educational content, including streams from other members of Team PokerStars Pro.

Corporate Highlights

•	On December 11, 2014, Amaya announced that the Corporation and its officers were cooperating with the Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, in an investigation with regards to trading activities in Amaya securities surrounding the Corporation’s acquisition of Oldford Group in 2014. The investigation has had no impact on Amaya’s business operations, employees or companies. Amaya thoroughly reviewed the relevant internal activities around the Oldford Group acquisition and has found no evidence of any violation of Canadian securities laws or regulations. Nor has the Corporation been provided with any evidence that any executives, directors or employees violated any securities regulations.

•	On January 21, 2015, Amaya announced that it had appointed former Commissioner of the Ontario Provincial Police (OPP), Chris D. Lewis, as an advisor to its board of directors. Mr. Lewis became Commissioner of the OPP on August 1, 2010, assuming leadership of one of North America’s largest deployed police services. During almost 36 years as a police officer and leader, he amassed a wealth of operational policing experience, particularly in front-line service delivery, various investigative disciplines and tactical operations.

•	On February 13, 2015, Amaya announced that the Toronto Stock Exchange (TSX) had approved Amaya’s notice of intention to make a normal course issuer bid (NCIB) to purchase for cancellation up to 6,644,737 common shares, representing approximately 5% of Amaya’s 132,894,750 common shares issued and outstanding as of January 26, 2015. Amaya may purchase the common shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as may be permitted by the TSX rules and policies. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Amaya. The NCIB period will remain in effect until the earlier of February 17, 2016 or the date on which Amaya has purchased the maximum number of common shares permitted under the NCIB. Amaya has not yet purchased any common shares pursuant to the NCIB to date. The Corporation has been under its routine quarterly blackout period since the NCIB period began.

•	On March 11, 2015, Amaya commented on a tax dispute between a subsidiary of Rational Group and Italian tax authorities related to operations of such subsidiary, particularly under the PokerStars brand, in Italy prior to the Rational Group acquisition. Amaya was aware of the dispute prior to the acquisition, but believes Rational Group has operated in compliance with the applicable local tax regulations and has paid €120 million in local taxes during the period subject to the dispute. The merger agreement related to the transaction provides remedies to address certain income tax and other liabilities that might occur post-closing but stemming from operations prior to the date of acquisition, including monies held in escrow as initial sources for indemnification. Amaya does not anticipate that these tax issues would apply to future fiscal periods.

•	On March 16, 2015, Amaya announced a subsidiary had entered into cross currency swap agreements (the “Swap Agreements”) designed to improve matching of the currency denomination of the assets and liabilities of Amaya’s B2C business, and hedge the exposure of Amaya’s equity holders to movements of both interest rates and the Euro to USD rate of exchange. The Swap Agreements result in the creation of synthetic Euro-denominated debt with fixed Euro interest payments at an average rate of 4.6016% in place of USD interest payments bearing a minimum floating interest rate of 5.0% (Libor plus 4.0% with a Libor floor of 1.0%), related to the USD$1.75 billion seven-year first lien term loan secured by the subsidiary on August 1, 2014. The interest and principal payments for the Swap Agreements, which have a stated termination date of five years, will be made at a Euro/USD FX Rate of 1.1102 on USD notional amount of $1.74125 billion.

B2B Assets Divestitures

•	In the fourth quarter of 2014, Amaya sold its B2B poker and gaming platform provider, Ongame Network Ltd. (“Ongame”), to NYX Gaming (Gibraltar) Limited, a wholly-owned subsidiary of NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”).

•	Concurrently with the completion of the sale of Ongame, Amaya entered into a right of first offer agreement with NYX Gaming Group (the “Right of First Offer”) pursuant to which Amaya granted NYX Gaming Group a right of first offer to purchase Amaya’s B2B online casino business operated by each of Cryptologic Ltd. and Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.). The Right of First Offer expires on December 30, 2015.

•	On January 12, 2015, Amaya announced that it intended to explore various strategic opportunities to divest B2B assets, which currently include Diamond Game and Amaya’s B2B online casino business, with the intention to examine strategic alternatives for these B2B assets that will maximize shareholder value by facilitating the repayment of indebtedness and/or the repurchase and cancellation of the Corporation’s common shares pursuant to the NCIB. Further to this strategic review, on March 26, 2015, Amaya announced its intention to spin off Diamond Game.

•	On March 30, 2015, Amaya announced that it entered into a definitive agreement to sell Cadillac Jack for approximately $476 million comprising cash consideration of $461 million, subject to adjustment, and a $15 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. Subject to receipt of gaming regulatory and antitrust approvals and other customary closing conditions, Amaya anticipates closing the sale in 2015. Amaya anticipates using the net proceeds from the sale primarily for deleveraging, including the repayment of Cadillac Jack’s existing senior secured term loan and mezzanine debt.

Awards

•	In January, Cantech Letter selected Amaya as the TSX Tech Stock of the Year and Amaya’s CEO, David Baazov, as TSX Tech Executive of the Year. The awards recognize excellence and achievement in Canadian technology companies as voted on by a panel of Canadian technology analysts and readers of Cantech Letter, an online magazine focused on innovation sector companies listed on the TSX and the TSX Venture Exchange. Amaya also received TSX Venture Tech Stock of the Year and TSX Tech Stock of the Year for 2012 and 2013, respectively, and Mr. Baazov was named TSX Venture Tech Executive of the Year and TSX Tech Executive of the Year for 2012 and 2013, respectively.

•	Amaya’s brands received numerous awards in the fourth quarter of 2014 and through the date hereof, including:

•	Six European Poker Awards

•	Three American Poker Awards

•	Three British Poker Awards

•	Two International Gaming Awards, including PokerStars as ‘Online Poker Operator of the Year’, and Rational Group as ‘Socially Responsible Operator of the Year Online’.

•	PokerStars won the award of ‘Poker Operator of the Year’ at the first Gaming Intelligence Awards

•	Two IGA Gaming App Awards, with Full Tilt taking top honors for ‘Best Poker App’, while PokerStars PLAY received ‘Best Social Poker App’. Both apps are available for Android and iOS devices, with PokerStars PLAY also available on Facebook.

•	Two eGR Operator Awards for PokerStars including ‘Best Poker Operator’

Adjusted EBITDA Reconciliation $	Q4 2014 $000’s	Q4 2013 $000’s	FY2014 $000’s	FY2013 $000’s
Net earnings (loss) from continuing operations	(7,545)	(523)	57,188	(4,765)
Financial expenses	72,920	6,159	98,568	20,530
Current income taxes	680	(1,037)	8,642	9,995
Deferred income taxes	26,328	2,857	(614)	(1,429)
Depreciation of property and equipment	6,268	3,366	18,757	12,362
Amortization of deferred development costs	647	283	1,834	850
Amortization of intangible assets	35,840	4,669	75,069	16,754
Stock-based compensation	3,209	594	6,237	2,030

EBITDA	138,347	16,369	265,680	56,328

Termination of employment agreements	697	73	2,088	1,553
Termination of agency agreements	—	—	—	101
Loss on disposal of assets	(962)	(117)	3,224	189
Non-recurring gain	—	(1,502)	—	(1,502)
Gain on sale of subsidiary	11,773	—	(19,562)	—
Income from investments	(8,019)	—	(9,976)	—
Acquisition-related costs	1,854	155	22,387	1,332
Net Adjusted EBITDA from assets & liabilities classified as held for sale	—	(873)	(315)	(7,259)
Impairments	6,128	361	15,167	2,493
Other one-time costs	4,841	2,223	14,041	9,418

Adjusted EBITDA	154,658	16,688	292,735	62,651

Adjusted Net Earnings Reconciliation $	Q4 2014 $000’s	Q4 2013 $000’s	FY2014 $000’s	FY2013 $000’s
Net earnings (loss) from continuing operations	(7,545)	(523)	57,188	(4,765)
Other one-time costs	4,841	2,223	14,041	9,418
Deferred income taxes	26,328	2,857	(614)	(1,429)
Loss on disposal of assets	(962)	(117)	3,224	189
Impairments	6,128	361	15,167	2,493
Termination of employment agreements	697	73	2,088	1,553
Termination of agency agreements	—	—	—	101
Income from investments	(8,019)	—	(9,976)	—
Acquisition-related costs	1,854	155	22,387	1,332
Foreign exchange	(735)	(1,859)	(35,918)	(2,163)
Gain on sale of subsidiary	11,773	—	(19,562)	—
Net adjusted earnings from assets & liabilities classified as held for sale	—	(830)	(299)	(6,896)
Amortization of purchase price allocation intangibles	34,142	3,651	68,936	12,684
Interest accretion	14,031	4,543	22,122	8,287
Stock-based compensation	3,209	594	6,237	2,030

Adjusted net Earnings	85,742	11,128	145,021	22,833

FINANCIAL STATEMENTS, MANAGEMENT’S DISCUSSION AND ANALYSIS AND ANNUAL INFORMATION FORM

Amaya’s audited consolidated financial statements, notes thereto and Management’s Discussion and Analysis for the three and twelve month periods ended December 31, 2014, as well as Amaya’s Annual Information Form for the year ended December 31, 2014, will be available on SEDAR at www.sedar.com. Additional information relating to Amaya and its business may also be found on SEDAR at www.sedar.com.

CONFERENCE CALL

Amaya will host a conference call on Tuesday, March 31, 2015 at 8:30 a.m. ET to discuss its financial results. David Baazov, CEO of Amaya, will chair the call. To access via tele-conference, please dial +1.888.231.8191 or +1.647.427.7450 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1.855.859.2056 or +1.416.849.0833. The Conference ID number is 2157410. To access the webcast please use this link: www.newswire.ca/en/webcast/detail/1497347/1668053

ABOUT AMAYA

Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. PokerStars is the world’s most popular and successful online poker brand. Amaya also provides B2B interactive and land-based gaming solutions to the regulated gaming industry.

CAUTION REGARDING FORWARDING LOOKING STATEMENTS AND NON-IFRS FINANCIAL MEASURES

Certain statements included herein, including those that express management’s expectations or estimates of our future performance, constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied in such statements. Investors are cautioned not to put undue reliance on forward looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Business Risks and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014, as filed on SEDAR at www.sedar.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. The forward-looking statements contained herein reflect Amaya’s current views with respect to future events, and except as required by law, Amaya does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

This release contains Non-IFRS financial measures and are noted where used. These financial measures are used by many investors to compare companies and Management believes they are important measures in evaluating Amaya. However, they are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. Therefore, they may not be comparable to similar measures presented by other issuers. Investors are cautioned that such measures should not be construed as alternatives to comparable IFRS measures determined in accordance with IFRS.

SOURCE Amaya Inc.

%SEDAR: 00029939E

For further information: For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com; For media inquiries, please contact: Eric Hollreiser, Press@amaya.com

CO: Amaya Inc.

CNW 07:00e 31-MAR-15